SKANSKA

09045857

Skanska AB

SE-169 83 Solna
Sweden

www.skanska.com

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA

SEC Mail Processing
Section

APR 13 2009

Washington, DC
110

April 3, 2009

Our contact
Marianne Bergström

SUPPL

Re: File Number 82-34932, Skanska AB

Please find enclosed our Press Releases published March 26, 31 and April 3, 2009.

Best regards,

Skanska AB

Marianne Bergström

Published	Item	Document name	Required by
April 3, 2009	Press Release	Skanska to provide Design Build services for USD 45 million, SEK 385 million, for laboratory in Texas	law and by the listing agreement with Stockholm Stock Exchange
April 3, 2009	Press Release	Skanska to build hospital in Delaware for USD 178 million, abaout SEK 1.5 billion	law and by the listing agreement with Stockholm Stock Exchange
March 31, 2009	Press Release	Skanska to build hospital in New Jersey for USD 134 M, about SEK 1.2 billion	law and by the listing agreement with Stockholm Stock Exchange
March 26, 2009	Press Release	Skanska to buld port in Malmö for SEK 840 M	law and by the listing agreement with Stockholm Stock Exchange

Dlw 4/14

File Number 82-34932

SKANSKA

Press Release

April 3, 2009
10:00am CET

SEC Mail Processing
Section

APR 13 2009

Washington, DC

Skanska to provide Design Build services for USD 45 million, SEK 385 million, for laboratory in Texas

Skanska has secured a Design Build contract to construct a research laboratory in Texas, USA. Skanska's share of the contract amounts to USD 45 million, approximately SEK 385 million, which has been included in order bookings for the first quarter of 2009.

The total contract is worth USD 61.1 million, corresponding to SEK 512 million, of which Skanska accounts for 75 percent.

The project pertains to the design and construction of a total of about 18,000 square meters of research laboratory premises. The construction phase will begin in August 2009 with expected completion in March 2011.

Skanska USA Building Inc. is a leading national and local provider of construction, pre-construction consulting, general contracting and design-build services. The company also provides validation services to clients in the pharmaceutical industry. Clients represent a broad range of U.S. industries including science and technology, healthcare, education, high-tech, aviation, transportation and sports and entertainment. The business unit is headquartered in Parsippany, New Jersey and has approximately 4,700 employees. Sales in 2008 amounted to about SEK 30.3 billion.

For further information please contact:

Tom Crane, Senior Vice President Communication,
Skanska USA Building, tel +1 973 753 3450
Peter Gimbe, Press Officer, Skanska AB, tel +46 10 448 88 38
Direct line for media: tel +46 10 448 88 99

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading project development and construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 56,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2008 totaled SEK 144 billion.

File Number 82-34932

SKANSKA

Press Release

April 3, 2009
08:30 am CET

SEC Mail Processing
Section

APR 13 2009

Washington, DC
110

Skanska to build hospital in Delaware for USD 178 million, about SEK 1.5 billion

Skanska has been commissioned to provide construction management services for a hospital in Wilmington, Delaware. The contract amounts to USD 178 million, approximately SEK 1.5 billion, which will be included in order bookings for the first quarter.

The customer is Christiana Care Health System, which is now employing Skanska for a fifth major construction assignment.

The project calls for a nine-storey building with patient rooms, an office building and a new entrance building with an underground ambulance bay. In addition, the existing emergency and surgery wards will be renovated and expanded. The emergency ward will have two new floors. The assignment also includes relocation of utilities.

The expansion comprises a total of 38,000 square meters of floor space and will be completed in 2013. Activities at the hospital will continue throughout the construction period.

Skanska USA Building Inc. is a leading national and local provider of construction, pre-construction consulting, general contracting and design-build services. The company also provides validation services to clients in the pharmaceutical industry. Clients represent a broad range of U.S. industries including science and technology, healthcare, education, high-tech, aviation, transportation and sports and entertainment. The business unit is headquartered in Parsippany, New Jersey and has approximately 4,700 employees. Sales in 2008 amounted to about SEK 30.3 billion.

For further information please contact:

Tom Crane, Senior Vice President Communication,
Skanska USA Building, tel +1 973 753 3450
Peter Gimbe, Press Officer, Skanska AB, tel +46 10 448 88 38
Direct line for media: tel +46 10 448 88 99

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading project development and construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 56,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2008 totaled SEK 144 billion.

File Number 82-34932

SKANSKA

Press Release

March 31, 2009
08:30 am CET

SEC Mail Processing Section

APR 13 2009

Skanska to build hospital in New Jersey for USD 134 M, about SEK 1.2 billion

Skanska has been awarded the contract to construct a hospital in Hopewell, New Jersey. The contract amounts to about USD 134 M, approximately SEK 1.2 billion, which is included in order bookings for the first quarter. The customer is Capital Health.

Skanska is also responsible for pre-construction planning and services. Accordingly, USD 90 M, about SEK 800 M, was included in order bookings last year at the rate and in the quarter in which the pre-construction services were provided.

The client's plans include additional expansion for USD 117 M, approximately SEK 1 billion, for which Skanska has been contracted. The remaining phases will be included in order bookings when the funding is in place.

The construction project involves about 90,000 square meters in two buildings linked at the floor level with a public atrium and lobby area. The hospital section will contain space for 237 beds making up two thirds of the project, with the remainder administration premises.

The new hospital in Hopewell is expected to be complete in October 2011 and replace the 112-year-old Mercer Hospital in Trenton, New Jersey.

Skanska USA Building Inc. is a leading national and local provider of construction, pre-construction consulting, general contracting and design-build services. The company also provides validation services to clients in the pharmaceutical industry. Clients represent a broad range of U.S. industries including science and technology, healthcare, education, high-tech, aviation, transportation and sports and entertainment. The business unit is headquartered in Parsippany, New Jersey and has approximately 4,700 employees. Sales in 2008 amounted to about SEK 30.3 billion.

For further information please contact:

Tom Crane, Senior Vice President Communication,
Skanska USA Building, tel +1 973 753 3450
Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 38
Direct line for media: tel +46 8 753 88 99

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading project development and construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 56,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2008 totaled SEK 144 billion.

File Number 82-34932

SKANSKA

Press Release

March 26, 2009
16:45 pm CET

SEC Mail Processing Section
APR 13 2009
Washington, DC
110

Skanska to build port in Malmö for SEK 840 M

Skanska has concluded an agreement with the City of Malmö to construct a major port facility in Norra Hamnen (North Harbor) in Malmö for the Copenhagen Malmö Port AB (CMP) port company. The contract amounts to SEK 840 M, which is included in order bookings for the first quarter of 2009.

The project comprises two new terminals and will radically change the port's appearance. The construction work begins in spring 2009 and the new port facility is scheduled to start operations during the first half of 2011. Skanska, which is the design-build contractor, expects to employ slightly more than 100 persons on average in the building project.

"We are pleased that we were awarded the project to develop Malmö Port and thereby be part of forming the cityscape in Malmö for the future. Skanska has extensive experience in port expansions and we have been involved in a number of port construction projects in southern Sweden. It is also positive that this assignment contributes to securing job opportunities during such a difficult period," says Kenneth Nilsson, Vice President, Skanska Sweden.

The new port will provide a number of environmental advantages since cargo traffic is being moved from areas closest to the city that in the future can instead be used for other construction. The idea is that the new port will create optimal conditions for loading between the various transport modes of ship, truck and rail.

The project is being carried out in cooperation with the City of Malmö, which owns the land at Norra Hamnen, and CMP, which is responsible for operating the port. Work at the site begins immediately.

CMP's port area for the project in Norra Hamnen covers a total of about 430,000 square meters, which is roughly equivalent to 50 soccer fields.

Skanska Sweden focuses on construction of housing, public and commercial premises and civil engineering projects throughout Sweden. The company has approximately 11,000 employees and generated revenues totaling about SEK 30 billion in 2008. Skanska Sweden strives to be an example with regard to profitability, working environment, the

environment and business ethics. In Sweden, Skanska is also active in the development of residential and commercial premises. Skanska also offers services in public-private partnerships.

For further information please contact:

Lisa Lind, Information Manager, Skanska Sweden, tel +46 10 448 33 33
Direct line for media: +46 8 504 350 50
Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 38
Kenneth Nilsson, Vice President, Skanska Sweden, tel +46 70 633 81 90

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 56,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2008 totaled SEK 144 billion.